FORM 10-C

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER: ALL SEASONS GLOBAL FUND, INC.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 250 PARK AVENUE SOUTH, STE 200
                                        WINTER PARK, FL 32789

ISSUER'S TELEPHONE NUMBER: (407) 629-1400

I. CHANGE IN NUMBER OF SHARES OUTSTANDING
INDIATE ANY CHANGE (INCREASE OR DECREASE) OF FIVE PERCENT OR MORE IN THE NUMBER OF SHARES OUTSTANDING:


1.   TITLE OF SECURITY - ALL SEASONS GLOBAL FUND, INC.

2.   NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE - 8,742,557

3.   NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE - 7,998,417

4.   EFFECTIVE DATE OF CHANGE - 03-21-96

5.   METHOD OF CHANGE - ACQUISITION OF STOCK FOR TREASURY

GIVE BRIEF DESCRIPTION OF TRANSACTION - SHARE BUYBACK